Exhibit 99.1

B. Riley FBR Investor Conference May 24, 2018

spark networks

Safe Harbor Statement

Forward-Looking Statements

All statements other than statements of historical fact are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our performance or achievements to be materially different from those of any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made, and we assume no duty to update forward-looking statements. Readers are cautioned that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. Words and expressions reflecting optimism, satisfaction, or disappointment with current prospects, as well as words such as "believes," "hopes," "intends," "estimates," "expects," "projects," "plans," "anticipates," and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Forward-looking statements include, but are not limited to, statements about the benefits of the business combination with Spark Networks Inc. (the "Business Combination"), statements about the ability to drive superior growth or achieve cost savings, statements about operating a diverse global platform of premium online dating sites, statements about the ability to leverage strengths of each of the companies in the Business Combination to provide exceptional user experience and drive stockholder value, statements about the expected size of the combined company following the Business Combination, statements about the projected financial results of the combined company for 2018 and for individual brands for 2018, statements about the combined company's plans, objectives, expectations and intentions, statements about the common platform being created by us, statements regarding our ability to generate higher revenue through growing awareness in the US for EliteSingles, statements regarding substantial marketing investment in 2018 to create a new growth driver for us, statements regarding M&A activity allowing us to scale our operations and grow our brand portfolio in a value accretive way, statements regarding the key drivers for 2018, and other statements that are not historical facts. Such forward-looking statements are not guarantees of performance and actual results could differ materially from those contained in such statements. Factors that could cause or contribute to such differences include, but are not limited to: the risk that the benefits from the Business Combination may not be fully realized or may take longer to realize than expected; risks related to the degree of competition in the markets in which we operate; the effect of the Business Combination on our ability to retain and hire key personnel, operating results and business generally; our ability to continue to control costs and operating expenses; our ability to achieve the intended cost savings; our ability to promptly and effectively integrate the businesses of Spark Networks Inc. and Affinitas GmbH; our ability to generate cash from operations, lower-than-expected revenue, credit quality deterioration or a reduction in net earnings; our ability to raise outside capital and to repay debt as it comes due; our ability to introduce new competitive products and the degree of market acceptance of such new products; the timing and market acceptance of new products introduced by our competitors; our ability to maintain strong relationships with branded channel partners; our ability to enforce intellectual property rights and protect our intellectual property; general competition and price measures in the market place; general economic conditions; and the other concerns identified in the section titled "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Non-IFRS Financial Metrics

This presentation contains certain non-IFRS financial measures. Non-IFRS measures should not be considered as an alternative to IFRS financial measures. Non-IFRS measures may not be calculated or comparable to similarly titled measures of other companies. See non-IFRS reconciliations below in this presentation for a reconciliation of these measures to the most directly comparable IFRS financial measures. Adjusted EBITDA, Adjusted Net Income and Adjusted Free Cash Flow are not measurements of the company's financial performance under IFRS and should not be considered as alternatives to net income or any other performance measure derived in accordance with IFRS. Management uses these non-IFRS financial measures to facilitate comparison of its operating performance from period to period. We believe these non-IFRS financial measures are useful for investors, analysts and other interested parties as they facilitate company-to-company operating performance, by excluding potential differences caused by variations in (i) non-cash items such as stock-based compensation, asset impairments, non-cash deferred revenue write-offs resulting from the Business Combination and (ii) one-time items that have not occurred in the past two years and are not expected to reoccur in the next two years. We are not able to provide a reconciliation of non-IFRS financial guidance to the corresponding IFRS measures without unreasonable effort because of the uncertainty and variability of the nature and amount of these future charges and costs.

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21.05.2018 3 Team, Presentation title Introduction

Our Vision 4

Spark Networks SE Overview Key Brands Pro Forma Financials (FY17) Other Information • Over 250 employees, +85% are based in Berlin, Germany • Offices in Berlin (headquarters), New York, and Utah • ~ 500k monthly paying subscribers globally • American Depositary Shares (ADSs) listed on NYSE American: LOV Revenue €105.9 million $120 million Adj. EBITDA €8.6 million $10 million 5 29 Countries, 15 Languages Cash €8.2 million $10 million Net Cash €2.3 million $3 million Note: Pro Forma Figures are unaudited and presented in accordance with IFRS. Balance sheet positions and income statement positions are converted at the exchange rate on December 31, 2017 of $1.1993 per euro and the average exchange rate from January 1 until December 31, 2017 of $1.1297 per euro, respectively . * Adj. EBITDA excludes stock - based compensation expense, transaction fees, executive severance and other one - time charges. Pleas e see appendix for reconciliation from Net Income.

Company History: from eDarling to Spark Networks SE

- **2009** — Early Investors in Affinitas GmbH (Rocket Internet, Holtzbrinck Ventures, pd mediengruppe pressedruck, Investitionsbank Berlin)
- **2009** — eDarling in Germany was the first country / brand launched by Affinitas GmbH
- **2010** — Rapid international expansion including France, Spain, Netherlands, Russia, and Poland
- **2010** — eharmony: Invested in the company
- **2013** — eharmony: Sold position in the company back to existing shareholders
- **2013** — Elite Singles: Entry into English-speaking markets under the EliteSingles brand
- **2015** — EliteSingles enters US Market
- **2016** — AttractiveWorld: Acquired French competitor Attractive World on 30th Sep 2016
- **2017** — Jdate, JSwipe, Christian Mingle, sparknetworks (Igniting Relationships): Merger with Spark Networks Inc. (75:25 ratio)
- **2017** — NYSE, spark networks: Renamed the company Spark Networks SE, and listed on NYSE American

2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017

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1 21 36 42 46 50 60 73 86 106 - 6 - 14 - 9 - 6 - 2 2 2 6 7 13 -20 0 20 40 60 80 100 120 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018E Revenue Adj. EBITDA 7 EliteSingles enters US Market Merger Acquisition Launched in UK, AU & CA International Expansion € in MM Last funding round Historical Financial Performance (as reported, in EUR) Consistent organic revenue and profitability growth, complemented by accretive M&A launched Note: AttractiveWorld results consolidated beginning in Q4 2016 and Spark Inc. beginning in November 2017. Figures prior to 2015 are unaudited and presented in local GAAP. 2018 figures represent the mid - point of Revenue and Adj. EBITDA guidance ranges and assume 1.23 USD/EUR.

8 We manage a differentiated portfolio of top brands, and are one of the 5 largest players in the US market Platform of Scale Lower - cost Berlin operating base allows for sustainable growth investments and strong cash flow generation Cost Advantage History of both driving organic growth through new product and market launches and executing accretive M&A Track Record of Growth Key Takeaways

21.05.2018 9 Team, Presentation title The Spark Platform

We have an unique portfolio of strong brands with a clear positioning in the Premium & Serious Dating segment The Match Group Spark Networks SE Premium Subscriptions Freemium Casual/Chat (high volume) Serious long - term relationships (low volume) Advertising The Meet Group 10 Badoo Everything Subscriptions NEW

Brand Target Age Description 30+ Leading dating platform for successful, college - educated professionals 30+ Leading Jewish dating platform in the world since 1997 All Leading Christian dating platform in the United States 50+ Premium senior (50+) dating ( launched in Dec. 2017) 30+ Personality - based matchmaking for people seeking a serious long term relationship (European markets) 30+ Dating platform for discerning singles in France; member moderated community 20 - 35 Jewish dating app for millennials All Market leader for the Mormon community Our Portfolio of Brands 11

Our Products 12 Curated Matchmaking (multi - platform) App - only Personality Matchmaking Religion based Community vetted

57% 16% 11% 10% 5% 13 Other Revenue by Brand Revenue by Geography Note: Based on pro forma 2017 revenue in euros . Brand & Geographic Revenue Distribution – FY17 42% 58% North America International

We are one of the top 5 players in the US market, profitable, and playing an active role in industry consolidation We are one of only 5 companies with over $100M of subscription dating revenue operating in North America out of 4,500 dating players, and the only publicly listed company other than The Match Group to offer online dating subscriptions Note: Market cap as of 17 th May 2018. Excludes Parship Elite Group as they do not operate in North America and The Meet Group given the majority of their rev enu e comes from advertising instead of subscriptions. Match Group revenue based on the mid - point of its guidance. Company 2018E Revenue Market Cap 1 The Match Group $ 1.7bn $ 12.0bn 2 Badoo (incl. Bumble) Private Private 3 Zoosk Private Private 4 Spark Networks SE $130m $ 165m 5 eHarmony Private Private 14

15 • We are working to create a common, integrated technology platform to manage all of our brands • This new shared platform will be strategically valuable in the following ways: • facilitate fast and cost efficient roll - out of new features to all brands (ensuring all brands are state - of - the - art) • facilitate fast and cost efficient creation of new brands and expansion to new countries • enable further M&A and rapid integration • ensure a very lean product and tech organization • allow shared liquidity for certain products We run six major brands on 4 different tech platforms Key Project for 2018 - 19: New Unified Technology Platform

21.05.2018 16 Team, Presentation title Operating Costs

17 Note: Pro Forma figures are unaudited. Guidance figures based on mid - point of provided ranges. Free Cash Flow is defined as Operating Cash Flow minus Capita l Expenditures. * Excludes transaction fees, merger integration costs, severance, deferred revenue write - offs, and other one - time charges. * These adjustments are tax - effected with a 40% tax rate within Net Income. (% of Revenue) 2017 Reported 2017 Pro Forma 2018 Guidance Long - term Target Revenue 100% 100% 100% Marketing Spend 62% 5 3% 40 - 45% Contribution Margin 38% 47% 55 - 60% Total Operating Expenses* 30% 39% 20 - 25% Adj. EBITDA Margin* 8% 8% 12% 30 - 40% Non - GAAP Net Income* - 0% - 1% 20 - 30% Free Cash Flow* - 0% 1% 15 - 25% Spark Networks SE is cash flow positive on a pro forma basis* before the benefit of any post - merger synergies . With the cost synergies realized via the Spark Networks Inc. integration we expect the Group to generate significant free cash flow to fund acquisitions and other growth investments Current & Long Term Target Margins

18 Identified Cost Synergies Average Cost per Head* Average Los Angeles (Old Spark) Average Berlin (Affinitas GmbH) - 40% * Figures exclude customer s upport and are fully burdened for employee benefits and bonuses. We are on track to deliver €5m in annualized cost synergies Cost Synergies from the merger with Spark Networks Inc. x Termination of the Management Services Agreement (MSA) with PEAK6 at the end of 2017 - DONE x Termination of most Spark Networks Inc. executive employment agreements in Q4 2017 - DONE x Closed the Los Angeles Office in Q1 2018 - DONE x Other efficiencies (scale benefits, duplicated contracts, etc.) – Ongoing

21.05.2018 19 Team, Presentation title Growth Drivers

20 We have consistently grown Revenue organically and through M&A while also scaling profitability 1 21 36 42 46 50 60 73 86 106 - 6 - 14 - 9 - 6 - 2 2 2 6 7 13 -20 0 20 40 60 80 100 120 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018E Revenue Adj. EBITDA EliteSingles enters US Market Merger Acquisition Launched in UK, AU & CA International Expansion € in MM Last funding round launched Note: AttractiveWorld results consolidated beginning in Q4 2016 and Spark Inc. beginning in November 2017. Figures prior to 2015 are unaudited and presented in local GAAP. 2018 figures represent the mid - point of Revenue and Adj. EBITDA guidance ranges and assume 1.23 USD/EUR.

Strategic Options for Spark Networks SE 21 We have a long track record of executing across all three strategic development paths and will leverage this knowledge to drive future growth More Channels/ increase Spend More Countries More Brands

Organic Growth Potential of EliteSingles in the US 22 Country Launch Date Aided Brand Awareness Est. Market Share France May 2013 63% ~8% UK July 2013 49% ~5% Australia December 2013 48% ~10% Canada April 2014 62% ~10% USA Sep 2015 17% 1% Note: Aided brand awareness figures based on customer survey data from Q2 and Q4 2017. We have a proven model, and our focus is to continue to grow awareness in the US for EliteSingles which should translate into higher revenue

Organic Growth Potential of SilverSingles 23 x Launched on 12 th December 2017 x SilverSingles generated 15% of total Registrations in Q1 x Achieved 30k monthly paying Subs after 5 months x Substantial marketing investment in 2018 in order to create a new, long - term growth driver for the company Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 New Registrations SilverSingles Rest of the portfolio (pro-forma excl. JS) Monthly Paying Subs (SilverSingles)

spark networks

Impact of the SilverSingles launch within our reported financials

Customer Example


Lifetime Value
(~18 months)
Lifetime
Contribution
Margin
Expected renewals
Marketing Spend
Month 1
Accounting
Loss
nitial Sale
Monthly Accounting
Revenue
(1/6 of Initial Sale)

- Users pay the full amount of the subscription up front, but revenue is recognized ratably over the length of the subscription, which on average is approximately 6 months for SilverSingles
- We expect the marketing investments in SilverSingles to drive a €5m EBITDA deficit on a full-year basis in 2018 with profitability improving throughout the year
- We have invested €5m in marketing YTD on this brand and have generated €3m in initial cash sales (before renewals)
- We expect SilverSingles to become cashflow positive in the second half of 2018 once the 6 months plans sold in Q1 are renewed

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Stabilization of the former Spark Networks, Inc. Brands 25 • We are achieving positive early results with Spark’s Christian (Christian Mingle) and Jewish (JDate & JSwipe) brands in the 6 months following the close of the merger • Christian Mingle marketing initiatives performed particularly well during our recent winter high season • We now expect the Jewish and Christian sites to grow in local currency on a year over year basis by Q4 2018 . Q4'16 Q1'17 Q2'17 Q3'17 Q4'17 Q1'18 Quarterly Revenue – Jewish Networks Q4'16 Q1'17 Q2'17 Q3'17 Q4'17 Q1'18 Quarterly Revenue – Christian Networks Post - Merger Post - Merger Note: Q1’18 results are preliminary and un - audited.

26 We believe M&A activity allows us to scale our operations and grow our brand portfolio in a value accretive way Deal Value €6.8m $32m EBITDA €1.0m $1.0m Multiple 6.8x 32.0x Cost Synergies €1.0m $5 - 8m Adjusted Multiple 3.4x 4 - 5x Further consolidation will continue to be a key growth vector M&A Track Record Note: Spark EBITDA figure based on management expectations for 2017 at the time of the deal announcement.

27 • In Q1’18, Spark completed a €25M credit facility with Silicon Valley Bank • Closed March 29, 2018 • € 15M term loan • € 10M revolver (currently un - drawn) • Four year term • Interest rate of Euro LIBOR plus 250 to 300 basis points • The facility also includes an incremental €35M of un - committed borrowing capacity to fund acquisitions • The €15M of funded proceeds were used to: • Refinance an existing, higher - cost € 6M loan, and • To fund a € 6m payout to former Affinitas shareholders that was negotiated as part of the Affinitas / Spark merger New Credit Facility Details

28 Metric Prior New 2018 Revenue $118 - 122m $127 - 133m 2018 Adj. EBITDA $18 - 22m $13 - 18m Key Drivers for 2018: • Subscriber and revenue growth largely driven by: • Continued growth of EliteSingles in North America, • The addition of SilverSingles (bulk of the impact expected in H2), and • Stability across the Christian and Jewish brands • Margin expansion from cost synergies from the integration of Spark mostly offset by increased marketing investment to support the re - launch of SilverSingles in 2018 Updated 2018 Financial Outlook

21.05.2018 29 Team, Presentation title Conclusion

30 We manage a differentiated portfolio of top brands, and are one of the 5 largest players in the US Platform of Scale Lower - cost Berlin operating base allows for sustainable growth investments and strong cash flow generation Cost Advantage History of both driving organic growth through new product and market launches and executing accretive M&A Track Record of Growth Key Takeaways

21.05.2018 31 Team, Presentation title Appendix

Top Holders Detail (ADSs in MMs) ADSs % of Total Rocket Internet SE 3.4 26.0% Mercutio GmbH 1.2 9.2% Holtzbrinck Ventures NM GmbH 1.1 8.3% PDV Inter-Media Venture GmbH 1.1 8.3% Lukas Brosseder (1) 0.9 7.1% David Khalil (1) 0.9 7.1% Total 5% Holders 8.5 66.0% Total ADSs Outstanding 12.9 Summary Ownership & Capitalization 32 * March 31, 2018 Cash and Debt figures are un - audited and converted to USD at the exchange rate on March 31 , 2018 of $ 1.2321 per euro. (1) The ownership positions of Mr. Brosseder and Mr. Khalil include their individual interests in Affinitas Phantom Share GmbH of 871,190 ADSs each . Valuation Overview ($MMs except per share figures) 5/17/18 Enterprise Value Calculation: Share Price 12.77$ American Depository Shares (ADSs in MMs) 12.9 Market Capitalization 165.1$ Less: Cash (3/31/18)* 10.3 Plus: Debt (3/31/18)* 18.5 Enterprise Value 173.3$

Metrics – Full Year 2015 to 2017 33 12 Months Ended December 31, Growth Rates % 2017 2016 2015 2017 2016 # of Registrations North America 2,289,036 1,616,963 759,351 41.6% 112.9% International 6,162,597 5,280,686 5,081,606 16.7% 3.9% Total # of Registrations 8,451,633 6,897,649 5,840,957 22.5% 18.1% Average Paying Subscribers North America 83,870 46,453 15,240 80.5% 204.8% International 295,533 270,823 266,675 9.1% 1.6% Total Average Paying Subscribers 379,403 317,276 281,915 19.6% 12.5% Monthly ARPU North America € 24.42 € 28.71 € 28.81 (15.0%) (0.3%) International € 17.22 € 17.69 € 17.24 (2.7%) 2.6% Monthly ARPU € 18.81 € 19.30 € 17.87 (2.6%) 8.0% Total Net Revenue North America € 24,574 € 16,004 € 5,268 53.6% 203.8% International € 61,063 € 57,487 € 55,174 6.2% 4.2% Total Net Revenue € 85,637 € 73,491 € 60,442 16.5% 21.6% Direct Marketing North America € 17,980 € 15,059 € 8,355 19.4% 80.3% International € 35,489 € 33,311 € 34,234 6.5% (2.7%) Total Direct Marketing € 53,469 € 48,370 € 42,589 10.5% 13.6% Contribution North America € 6,594 € 944 (€ 3,087) 598.2% (130.6%) International € 25,574 € 24,177 € 20,940 5.8% 15.5% Total Contribution € 32,168 € 25,121 € 17,853 28.1% 40.7%

spark networks

Metrics – Half-Year Results

	Six Months Ended			Growth Rates %	
	12/31/2017	6/30/2017	12/31/2016	2nd Half 2017 vs.	
	2nd Half 2017	1st Half 2017	2nd Half 2016	1st Half 2017	2nd Half 2016
# of Registrations					
North America	1,233,455	1,055,581	878,756	16.9%	40.4%
International	3,096,086	3,066,511	2,664,838	1.0%	16.2%
Total # of Registrations	**4,329,541**	**4,122,092**	**3,543,594**	**5.0%**	**22.2%**
Average Paying Subscribers					
North America	97,786	69,953	53,914	39.8%	81.4%
International	296,193	294,872	273,075	0.4%	8.5%
Total Average Paying Subscribers	**393,979**	**364,825**	**326,989**	**8.0%**	**20.5%**
Monthly ARPU					
North America	€ 22.87	€ 26.58	€ 27.18	(13.9%)	(15.9%)
International	€ 16.94	€ 17.50	€ 17.74	(3.2%)	(4.5%)
Total Monthly ARPU	**€ 18.41**	**€ 19.24**	**€ 19.29**	**(4.3%)**	**(4.6%)**
Total Net Revenue					
North America	€ 13,419	€ 11,155	€ 8,793	20.3%	52.6%
International	€ 30,102	€ 30,961	€ 29,061	(2.8%)	3.6%
Total Net Revenue	**€ 43,521**	**€ 42,116**	**€ 37,854**	**3.3%**	**15.0%**
Direct Marketing					
North America	€ 8,585	€ 9,395	€ 7,631	(8.6%)	12.5%
International	€ 17,394	€ 18,095	€ 15,569	(3.9%)	11.7%
Total Direct Marketing	**€ 25,979**	**€ 27,490**	**€ 23,200**	**(5.5%)**	**12.0%**
Contribution					
North America	€ 4,834	€ 1,760	€ 1,162	174.7%	316.1%
International	€ 12,708	€ 12,866	€ 13,492	(1.2%)	(5.8%)
Total Contribution	**€ 17,542**	**€ 14,626**	**€ 14,654**	**19.9%**	**19.7%**

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Reconciliation of Net (Loss)/Profit to Adj. EBITDA

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS/INCOME
(in € thousands)

	Years ended December 31,			Pro Forma	
(in € thousands)	**2015**	**2016**	**2017**	**2016**	**2017**
Revenue	**60,442**	**73,491**	**85,637**	**109,731**	**105,911**
Cost of revenue	(44,630)	(51,202)	(58,776)	(65,519)	(63,937)
Gross profit	**15,812**	**22,289**	**26,861**	**44,212**	**41,974**
Other income	309	126	54	141	54
Other operating expenses	**(15,193)**	**(19,742)**	**(32,030)**	**(51,255)**	**(39,844)**
Sales and marketing expenses	(3,036)	(3,919)	(5,540)	(10,914)	(7,099)
Customer service expenses	(2,357)	(2,791)	(3,971)	(5,523)	(5,741)
Technical operations and development expenses	(3,849)	(3,305)	(6,428)	(11,802)	(9,987)
General and administrative expenses	(5,951)	(9,727)	(16,091)	(23,016)	(17,017)
Operating (loss)/profit	**928**	**2,673**	**(5,115)**	**(6,902)**	**2,184**
Interest income and similar income	30	157	239	172	591
Interest expense and similar charges	(103)	(425)	(782)	(846)	(852)
Net finance expenses	**(73)**	**(268)**	**(543)**	**(674)**	**(261)**
(Loss)/income before taxes	**855**	**2,405**	**(5,658)**	**(7,576)**	**1,923**
Income tax benefit (expense)	(445)	(1,082)	84	838	(5,057)
(Loss)/profit from continuing operations	**410**	**1,323**	**(5,574)**	**(6,738)**	**(3,134)**
Discontinued operations					
Loss from discontinued operations, net of tax	(959)	(632)	-	-	-
Net (loss)/profit	**(549)**	**691**	**(5,574)**	**(6,738)**	**(3,134)**

	Years ended December 31,			Pro Forma	
(in € thousands)	**2015**	**2016**	**2017**	**2016**	**2017**
Net (loss)/profit	**(549)**	**691**	**(5,574)**	**(6,738)**	**(3,134)**
Discontinued operations	959	632	-	-	-
Net finance expenses	73	268	543	674	261
Income tax (expense) benefit	445	1,082	(84)	(838)	5,057
Depreciation and amortization	140	1,278	3,084	6,164	4,266
Impairment of intangibles	-	-	25	4,182	46
Stock-based compensation	600	991	488	1,878	1,175
Non-recurring costs	16	927	8,123	1,880	943
Adjusted EBITDA [(1)]	**1,684**	**5,869**	**6,605**	**7,202**	**8,614**

	Years ended December 31,			Pro Forma	
Summary of non-recurring costs	**2015**	**2016**	**2017**	**2016**	**2017**
Deferred revenue write-offs		-	603	-	943
Restructuring expenses		642	-	642	
Transaction and advisory fees		162	3,995	349	
Merger integration costs			2,042		
Other employee payments			1,053		
Severance costs	16	123	430	889	
Total adjustments	**16**	**927**	**8,123**	**1,880**	**943**

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